Changes in Affiliates (Exclusion)

1. Company to be disaffiliated:

? Company Name: POSCO Machinery Co., Ltd

- Total Asset (KRW): 35,755,135,941

• Total Shareholders’ Equity(KRW): 21,915,541,253

• Total Liabilities (KRW): 13,859,594,688

• Capital Stock (KRW): 10,000,000,000

2. Name of Company Group: POSCO

3. Total Number of Affiliated Companies after Disaffiliation: 123